Mail Stop 4561

January 23, 2007

VIA U.S. MAIL AND FAX (702) 876-0972

Michael V. Shustek
President and Chief Executive Officer
Vestin Realty Mortgage I, Inc.
8379 West Sunset Road
Las Vegas, NV 89113

> **Re: Vestin Realty Mortgage I, Inc.**
> **Form 10-K for the transition period ended April 30, 2006**
> **Filed June 28, 2006**
> **File No. 000-51964**

Dear Mr. Shustek:

We have completed our review of your Form 10-KT and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief